UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Update on financial results for the six months ended August 31, 2022; Annual General Meeting of Shareholders

Triterras, Inc. (the “Company” or “Triterras”) intends to release its financial results for the six months ended August 31, 2022 immediately prior to its upcoming 2022 annual general meeting of shareholders (“AGM”), which is currently scheduled to take place on or around December 6, 2022. The Company plans to announce more details on the AGM in November 2022 and, as previously disclosed in its earnings conference call held on June 28, 2022, the Company also plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a Report of Foreign Private Issuer on Form 6-K to report those six-month financial results around the same time. Nasdaq rules applicable to foreign private issuers provide that each foreign private issuer must submit on a Form 6-K interim six-month financial statements no later than six months following the end of such issuer’s second quarter, and the Company intends to comply with this rule despite the delisting of its securities from Nasdaq.

Update on Nasdaq Listing and OTCQX

As previously reported in its Annual Report on Form 20-F for the fiscal year ended February 28, 2022, the Company had submitted an application for the trading of its Ordinary Shares and Warrants on the over-the-counter market as an interim measure while addressing the possible relisting with Nasdaq. Based on its communications with the OTC Markets, the Company is pursuing the trading of its securities on the OTCQX via the Form 211 process in accordance with Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. As at the date of this Report of Foreign Private Issuer on Form 6-K, the Company’s Ordinary Shares and Warrants are quoted on the OTC Expert Market under the symbols “TRIRF” and “TRIRW”, respectively, on an “unsolicited only” basis.

Further, the Company intends to submit an application for relisting its Ordinary Shares and Warrants on Nasdaq after it has achieved a successful listing on the OTCQX. The Company believes that this course of action is prudent at this time and will continue to work with external advisors to address the listing requirements of Nasdaq, including financial, liquidity and corporate governance standards. However, there can be no assurance that the Company will be successful in achieving the eligibility of its securities to be quoted on the OTCQX or the listing of its securities on Nasdaq.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Such risk factors include but are not limited to (i) the possibility that no market maker will file a Form 211 to register and quote the Company’s securities, that the securities would not become eligible to be quoted on the OTCQX on a timely basis or at all, or that the Company is unable to successfully relist its securities on the Nasdaq Stock Market LLC or otherwise list its securities on the OTC or a national exchange, and (ii) the risks and uncertainties set forth under “Risk Factors” in Triterras’ Form 20-F (SEC File No. 001-39693) filed with the SEC on June 28, 2022 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: October 28, 2022	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Executive Chairman and Chief Executive Officer

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